February 7, 2022

VIA EDGAR

Jeffrey Gabor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form S-1 (No. 333-262569) of Vera Therapeutics, Inc.

Dear Mr. Gabor:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Vera Therapeutics, Inc. that the effective date of the above referenced Registration Statement be accelerated to February 9, 2022 at 4:30 p.m. Eastern Time or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

J.P. Morgan Securities LLC
Cowen and Company, LLC
Evercore Group L.L.C.

As Representatives of the Underwriters

J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

Cowen and Company, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

Evercore Group L.L.C.

By:	/s/ Gloria Tang
Name: Gloria Tang
Title: Managing Director